T. Rowe Price
Renaissance
Fund, Ltd.

A
Sales-Commission-Free
Real Estate Investment

For information on your
Renaissance Fund account, call:
1-800-962-8300 toll free

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Quarterly Report
For The Period Ended
June 30, 1997

FELLOW STOCKHOLDER:

By now you should have received materials requesting your consent to sell T. Rowe Price Renaissance Fund's interests in its remaining four properties to Glenborough Realty Trust Incorporated for $27,150,000, and also to complete the liquidation of the Fund. Two-thirds of the Fund's outstanding units must be voted in favor of the proposal for the transaction to proceed.
     As mentioned previously, the Fund has held the properties for the approximate period anticipated when the Fund was organized, and current market conditions appear favorable for a sale. The Fund expects to benefit substantially by selling all of the properties in bulk instead of individually. In particular, the costs of selling each property individually-including sales commissions and other closing-related costs-could be materially higher. Our experience indicates that there could be more negative price adjustments as a result of each buyer's due diligence activities. Also considered was the advantage of stockholders receiving their sales proceeds immediately rather than having them spread over the next several years.
     The price offered by Glenborough should allow the Fund to liquidate its investment for an amount that exceeds the most recent adjusted estimated aggregate value.
     Under the heading "THE TRANSACTION-Recommendations of the Board of Directors" in the proxy materials you received, we discussed in detail the advantages and disadvantages of the Glenborough transaction. After carefully weighing the facts and circumstances associated with this transaction against alternative courses of action, we concluded that the bulk sale to Glenborough and subsequent liquidation of the Fund is an outstanding opportunity to maximize value for investors. Therefore, we recommend that you consent to the proposed transaction by voting now and returning the proxy card in the postage-paid envelope, if you have not already done so. Your participation is extremely important, and your response to the solicitation will save your Fund the substantial costs associated with a follow-up mailing. If you have not received your materials, or if you need an additional proxy card, please call one of our real estate representatives at 1-800-962-8300. Real Estate Investments (Dollars in Thousands)
______________________________________________________________

                                 Average       Contri-
                        Leased    Leased      bution to
                        Status    Status     Net Income
                       _________  _______      _______
                                   Six           Six
              Gross               Months       Months
Properties  Leasable               Ended        Ended
Held for      Area     June 30,  June 30,     June 30,
Sale        (Sq. Ft.)   1997    1996  1997  1996    1997
_______     ________    _____    ___   ___   ___     ___

Valley
  Business
  Center      202,500     96%   97%    94%  $ 113 $  193

Post Oak
  Place        56,400     82    75     79      23     76

Gatehall I    113,600     87    73     82      (8)    95

Buschwood
  III          76,900    100   100    100      30    306
             ________   ____  ____   ____   _____  _____

              449,400     93    89     90     158    670

Property
  Sold              -      -     -      -     282      -

Fund Expenses
  Less Interest
  Income            -      -     -      -     (61)   (74)
             ________   ____  ____   ____   _____  _____

Total         449,400     93%   89%    90%  $ 379 $  596

Dividend

Pending the completion of the sale to Glenborough, the Fund has suspended cash dividends. Assuming the properties are sold during the next few months, the Fund plans to pay liquidating dividends, which we expect to be substantially above the Fund's most recent estimated value based on the negotiated sale price and other information currently available.

Results of Operations

The Fund's net income for the first six months of 1997 was $596,000, an increase of $217,000 from the same period in 1996. Of the increase, $150,000 was attributed to a decrease in depreciation expense as a result of stopping the depreciation of Fund properties now Held for Sale. Lower interest expense at Buschwood III also contributed to the improved performance; the outstanding loan at this property was fully paid off in February. These positive factors more than offset the absence of income from Buckley Square, which was sold in November 1996.
  At the property level, the Fund's average leased status rose one percentage point to 90% from the comparable six-month period in 1996. New and renewal leases totaling 3% of the Fund's total square footage were signed during the second quarter of this year.
  The decline in the Fund's cash position compared with the same 1996 period resulted primarily from a $900,000 pay-down of the Fund's outstanding debt at Valley Business Center.

Outlook

As the real estate market has been improving in recent years, we have taken advantage of the opportunity to capture higher prices for portfolio properties. We believe it is in the best interests of investors to liquidate the Fund's portfolio while real estate values continue to strengthen, since the Fund is nearing the end of its planned lifespan. In the normal course of events as the real estate cycle runs its course, rising property prices usually lead to an increased supply of new properties, which could lead to softer prices sometime later.
  No one can forecast exactly when the real estate market will peak, but we believe current market conditions favor a sale of Fund properties because of the benign interest rate environment, increased availability of investor capital, and the improvement of some markets in which the Fund owns properties.
  Once again we urge you to read the proxy materials and return the card as quickly as possible so that we can proceed with the orderly liquidation of your investment.
  Thank you for your cooperation.

  Sincerely,

  James S. Riepe
  Chairman

August 7, 1997

CONDENSED CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands except share data)


                                    June 30,   December 31,
                                      1997          1996
                                   ___________  ____________

Assets

Real Estate Property
  Investments
     Land . . . . . . . . . . .                $    5,438
  Buildings and Improvements
                                                   16,245
                                                 ________

                                                   21,683

  Less: Accumulated Depreciation
     and Amortization . . . . .                    (1,866)
                                                 ________

                                                   19,817

  Held for Sale . . . . . . . .    $   20,488           -
                                     ________    ________

                                       20,488      19,817

Cash and Cash Equivalents . . .           553       2,738

Accounts Receivable (less
  allowances of $13
  and $10). . . . . . . . . . .           118         277
Other Assets. . . . . . . . . .            30         148
                                     ________    ________

                                   $   21,189  $   22,980
                                     ________    ________
                                     ________    ________

Liabilities and Stockholders' Equity

Liabilities
  Mortgage Loans Payable. . . .    $    2,562  $    4,106
  Security Deposits and
     Prepaid Rents. . . . . . .           225         268
  Accrued Real Estate
     Taxes. . . . . . . . . . .           141         175
  Accounts Payable and Other
     Accrued Expenses . . . . .           199         346
  Dividends Declared. . . . . .             -       1,514
                                     ________    ________

Total Liabilities . . . . . . .         3,127       6,409
                                     ________    ________

Stockholders' Equity
  Common Stock, $.001 Par
     Value, Authorized
     5,500,000 Shares; Issued
     and Outstanding 1,600,062
     and 1,529,446 Shares . . .             1           1
  Additional Paid-In
     Capital. . . . . . . . . .        19,421      18,526
  Dividends in Excess of
     Net Income . . . . . . . .        (1,360)     (1,956)
                                     ________    ________

Total Stockholders' Equity. . .        18,062      16,571
                                     ________    ________

                                   $   21,189  $   22,980
                                     ________    ________
                                     ________    ________

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-share amounts)



                        Three Months           Six Months
                            Ended                 Ended
                          June 30,              June 30,
                      1997       1996        1997     1996
                      ____       ____        ____     ____

Revenues

Rental
  Income. . . .    $  1,113  $    1,307 $   2,158 $   2,611
Interest
  Income. . . .          11          18        43        44
                   ________    ________  ________  ________

                      1,124       1,325     2,201     2,655
                   ________    ________  ________  ________

Expenses

Property Operating
  Expenses. . .         456         498       751     1,017
Real Estate
  Taxes . . . .         155          49       260       241
Depreciation and
  Amortiz-
  ation . . . .           -         184       198       348
Investment Advisory
  Fees. . . . .          44          70       101       140
Fund Management
  Expenses. . .          66          66       117       103
Interest Expense         91         190       178       389
Minority
  Interest. . .           -          18         -        38
                   ________    ________  ________  ________

                        812       1,075     1,605     2,276
                   ________    ________  ________  ________

Net Income. . .    $    312  $      250 $     596 $     379
                   ________    ________  ________  ________
                   ________    ________  ________  ________
Activity per Share
Net Income. . .    $   0.19  $     0.16 $    0.37 $    0.25
                   ________    ________  ________  ________
                   ________    ________  ________  ________

Dividends
  Declared. . .           -  $     0.15         - $    0.30
                   ________    ________  ________  ________
                   ________    ________  ________  ________

Weighted Average
  Number of
  Shares
  Out-
  standing. . .   1,605,197   1,525,114 1,595,720 1,525,087
                   ________    ________  ________  ________
                   ________    ________  ________  ________

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Unaudited
(In thousands except share data)


                                           Dividends
                                Additional in Excess
                   Common Stock   Paid-In   of Net
                  Shares  Amount  Capital   Income   Total
                  ______   _____  ______    _______  _____
Balance,
  December 31,
  1996. . . . . .1,529,446 $   1  $18,526 $ (1,956)$ 16,571
Net Income. . . .        -     -        -      596      596
Dividend
  Reinvest-
  ments . . . . .   83,489     -    1,039        -    1,039
Share Repur-
  chases. . . . .  (12,873)    -     (144)       -     (144)
                  ________  ____  _______  _______  _______

Balance, June
  30, 1997. . . .1,600,062 $   1  $19,421 $ (1,360)$ 18,062
                  ________  ____  _______  _______  _______
                  ________  ____  _______  _______  _______

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)

                                         Six Months Ended
                                             June 30,
                                        1997        1996
                                      _________    _________

Cash Flows from Operating
    Activities

Net Income. . . . . . . . . . . . .  $     596    $   379
Adjustments to Reconcile Net
    Income to Net Cash
      Provided by Operating
         Activities
           Depreciation and
              Amortization. . . . .        198        348
           Minority Interest's
              Share of Net
              Income. . . . . . . .          -         38
           Decrease in Accounts
              Receivable, Net of
              Allowances. . . . . .        159         43
           Change in Other
              Assets. . . . . . . .         38        (39)
           Decrease in Security
              Deposits and Prepaid
              Rents . . . . . . . .        (43)       (53)
           Decrease in Accrued Real
              Estate Taxes. . . . .        (34)       (92)
           Change in Accounts Payable
              and Other Accrued
              Expenses. . . . . . .       (147)        47
                                      ________   ________
Net Cash Provided by
    Operating Activities. . . . . .        767        671
                                      ________   ________

Cash Flows Used in Investing
    Activities
Investments in Real Estate. . . . .       (789)      (501)
                                      ________   ________

Cash Flows from Financing Activities

Dividends Paid. . . . . . . . . . .     (1,514)      (305)
Reinvestments in Shares . . . . . .      1,039        211
Repurchases of Shares . . . . . . .       (144)      (212)
Minority Interest Distribution. . .          -        (34)
Repayment of Mortgage Loan. . . . .     (1,544)      (246)
                                      ________   ________

Net Cash Used in Financing
    Activities. . . . . . . . . . .     (2,163)      (586)
                                      ________   ________
Cash and Cash Equivalents

Net Decrease during Period. . . . .     (2,185)      (416)
At Beginning of Year. . . . . . . .      2,738      1,608
                                      ________   ________

At End of Period. . . . . . . . . .  $     553    $ 1,192
                                      ________   ________
                                      ________   ________

See the accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
    The unaudited interim financial information contained in the accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the 1996 Annual Report to Stockholders.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

Pursuant to contracts, the Fund pays advisory fees to T. Rowe Price Real Estate Group, Inc. (the "Investment Manager"), an affiliate of the Fund's Sponsor, and LaSalle Advisors Limited Partnership (the "Investment Advisor"). The Investment Manager provides communications, cash management, administrative, and other related services to the Fund for an advisory fee of .45% per year of the fair market value, as defined, of the Fund's assets and earned $48,000 for the first six months of 1997. The Investment Advisor provides the Fund with real estate advisory, accounting, and other related services for an advisory fee of .50% per year of the fair market value, as defined, of the Fund's assets and earned $53,000 for the first six months of 1997. Recognition of these investment advisory fees is subject to limitations adopted by the Fund pursuant to guidelines promulgated by the North American Securities Administrators Association.
    An affiliate of the Investment Manager earned a normal and customary fee of $2,000 from the money market mutual funds in which the Fund made its interim cash investments during the first six months of 1997.
    The Fund also reimburses the Investment Manager and Investment Advisor for certain defined expenses incurred in operating and administering the affairs of the Fund. Expense reimbursements for the Investment Manager and Investment Advisor totaled $18,000 and $13,000, respectively, for the first six months of 1997.

NOTE 2 - PROPERTIES HELD FOR SALE

On April 11, 1997, the Fund entered into a contract with a buyer for the sale of all of its real estate property investments at a price of $27,150,000 before selling expenses.
The transaction is subject to the approval of the stockholders. If the transaction closes, the Fund will have sold all of its real estate properties and will begin liquidation.